SkillSoniq, Inc.

We use AI to connect companies with skilled, local freelancers in the same city

SKILLSONIQ.COM
NEW YORK NEW YORK
technologysoftwaremarketplacerecruiting





2 years back, I worked with workers outside the US, and suffered from major depression because of the lack of trust, security, communication and professionalism I faced when working with remote talent. I could not hire people locally in NY because they were expensive. Hence, we built SkillSoniq to hire "local" talent quickly at affordable rates.
Abby Verma Founder @ SkillSoniq, Inc.



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Why you may want to support us...

1 We're doubling top-line every quarter and are on track (but can't guarantee) to reach $1M in annualized payments in the first year of launch

2 Our clients obsess over our platform - We have several repeat clients and excellent reviews on TrustPilot and Google Reviews

3 Our addressable market in the US is $25B in revenue a year, and growing at 20% a year. Huge market in the US and internationally as well

4 The global workforce is undergoing a transformation - 1 in 3 US workers currently freelances. In 8 years, 1 in 2 US workers will freelance!

5 There is an unmet need for companies to hire talent when and where they want. On SkillSoniq, they can do just that!

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Abby Verma

Founder

Ran successful painting business at the age of 19 as an immigrant college student. Hustled to sell paint jobs worth $20,000 to homeowners in the "not so affluent" neighborhoods of Detroit. Learnt the true meaning of perseverance



Brian Duggan
Tech Lead
International Relations Expert turned into a passionate coder! Creates web based applications which make data analysis possible through the collection and visualization of content



Bogdan Z
Digital Marketing Lead
Digital Marketing and Sales professional with 8+ years of combined expertise in the success of evolved business development initiatives and targeted display advertising strategies.



Rick A
Sales Lead
Over the last 9 years, Rick has spent the majority of his career helping young SaaS, PaaS, IaaS ,B2C, B2B companies to grow.



Adam Laing
Lead Data Scientist
Built an in-house scraper to act like a human and scrape relevant public data from major websites



Curt Olson
Sales Advisor
Former CEO of Billion Dollar companies such as AIG Benefit Solutions, Former CEO of ING Life Korea, Former CEO of ING Employee Benefits



Rishi Kapal
Advisor
Rishi is a Stanford LEAD Alumni, Author of Kites in a Hurricane, MIASMA and Next Generation Mobile Communications , has extensive experience in scaling early revenue companies in global markets and is a performance and career transition coach



Don Burton
Strategic Advisor
Co-founder and managing partner of LearnStart, a seed stage venture capital fund focused exclusively on learning, education and talent. Don graduated from Harvard Business School and Duke University. Worked @ McKinsey, Goldman Sachs, MD @ Techstars

In the news





SkillSoniq

Reviews 26 • Excellent

SkillSoniq is rated "Excellent" with 4.6 / 5 on Trustpilot

I had the best experience with SkillSoniq. Super thankful to Abby who had huge patience for all of my questions. It was a great pleasure and hopefully we will have more opportunities working together in future.Just to mention that speed and efficiency is on top of the scale with these guys.
November 1, 2019 @ trustpilot.com

Downloads

SkillSoniq Pitch Deck - Wefunder v2.pdf

SkillSoniq: Uber for Skilled, Local Freelancers

How We Started

A few years ago, SkillSoniq's founder had a terrible experience working with remote talent, and suffered from extreme stress and depression, because of the lack of trust, security, communication and professionalism he experienced in working with remote talent. When he started looking for more convenient and affordable ways to hire talent locally in New York, he found that there were none that existed. He realized that:

Companies have no way to hire talent in their city, quickly and at affordable rates.

That was the birth of SkillSoniq.

SkillSoniq's Mission: To enable companies to hire talent when and where they want, at highly affordable rates

SkillSoniq is quick, affordable and convenient. Something that Job Portals, Staffing Agencies and existing Freelance websites are not.

Job Portals

Takes 30+ days



Staffing Agencies

Too expensive



Freelance Sites

Inconvenient – Hard to build teams



Uber for Skilled, Local Freelancers

SkillSoniq is the first online marketplace that uses powerful algorithms to connect companies with skilled "contract to hire" freelancers **when** and **where** they want, at **highly affordable rates**. Companies work with freelancers in their city, and at any point after the first month, either extend project, end project or flip freelancers to their payroll.

We aspire to be "Uber for Skilled, Local freelancers" - Just like you get a driver within 5 minutes, our vision is to provide skilled freelancers right in the office **within 1 business day**.

Think about that! Companies open up the app, search for skills and get a freelancer right in their office the next day! This would truly revolutionize sourcing for companies and make hiring talent just a click away.

We are currently able to use intelligent algorithms to provide skilled freelancers **within 5 business days**, which is saving companies **60% time and cost** in hiring talent.

While providing freelancers within 1 business day is an important goal for us, it is equally important for us to provide talent at affordable rates. Currently, companies on SkillSoniq can find skilled freelancers in New York at an average pay rate of $30/Hr, which is 50%+ cheaper than what they find on job portals, through agencies or other freelance websites.

There are two main reasons freelancers reduce their pay rate on SkillSoniq:

- They get a chance to freelance with multiple clients and eventually get a full-time job

- They are utilized on projects throughout the work week, and don't mind reducing their pay rate

Key Benefits of SkillSoniq are shown below:



Hire when you want
<5 business days



Hire Locally
Currently in New York

Affordable
Free to hire freelancers



Build teams easily
Freelancers are "Contract to Hire"





High Quality
Freelancers
are vetted

How We Work

SkillSoniq is really easy to use for both companies and freelancers. Freelancers submit their profile on SkillSoniq just once - Freelancer applications are reviewed and once approved, freelancers sit back and relax as our technology sends them interview and project offers in their city. Companies, on the other hand, simply answer a few basic questions on whom they need, and the technology automatically connects them with the best freelancers in their city.

During a project, freelancers use the app to complete timesheets and get paid by SkillSoniq every week. At the end of the project, SkillSoniq collects anonymous feedback from both the company and the freelancer, which is used to enhance matches in the future.

After a few months of working with a freelancer, companies get the option to convert freelancers to their payroll, extend project or end the project. This way, they leverage the true power of the freelance revolution the global workforce is witnessing.

Our thousands of freelancers come with 50+ skill-sets and are broadly classified into 4 categories:

1. Professional: These comprise of Bankers, Lawyers, Chartered Accountants, Chartered Financial Analysts, Educators and so on

2. Creative: These comprise of graphic designers, architectural designers, UI/UX designers, content editors, photographers, videographers and so on

3. Technical: These comprise of Developers, Project Managers, Data Science experts, Product Managers, Testers and so on

4. Other: These comprise of Office managers, PowerPoint experts, Operations Specialists and so on

Our freelancers work with clients in the following 3 ways:

1. Full-Time Freelancers (dedicated to one client at a time): They freelance full-time for a single client at a time

2. Full-Time Freelancers (dedicated to multiple clients at a time): They freelance full-time for multiple clients at a time

3. Part-Time Freelancers: They have full-time jobs and freelance part-time on the evenings and/or weekends

For Companies and Freelancers, SkillSoniq is as easy as 1-2-3:

1. Post projects

Choose from 50+ skills

2. Get Matched

Get matched with skilled freelancers

3. Manage

Monitor work and pay easily



100% Match
Dave Westin
Business Analyst
Experienced Business Analyst
Invite To Interview
Reject

Employee Name	Amount Paid	Timesheet	Hours Worked	Days Remaining	Feedback
Jeffrey Keys	$1,200.00	Timesheet	24.0	69	★★★★★
Jeffrey Keys	$2,400.00	Timesheet	24.0	69	★★★★★
Jeffrey Keys	$2,000.00	Timesheet	40.0	Complete	★★★★★
Kelly Gordon	0	Timesheet	0.0	39	★★★★★
Curt Olsen	0	Timesheet	0.0	Complete	★★★★★

1. Submit Profile

Only Once – Takes 10 mins

2. Receive offers

Receive offers in your city

3. Get Paid

Get paid every week



Morgan Stanley
Morgan Stanley
Data Analyst
$40-$49/Hr
New York, NY
3 months
Decline
Accept Interview

Client	Project Name	Start Date	End Date	Gross Pay	Net Pay
SkillSoniq	abc test - 8.25.18	Aug 20, 2018	Aug 26, 2018	$6,560.00	$5,248.00
SkillSoniq	abc test - 9.4.18 (part 2)	Sep 03, 2018	Sep 09, 2018	$3,600.00	$3,240.00
SkillSoniq	abc test - 9.4.18 (part 1)	Sep 03, 2018	Sep 09, 2018	$3,600.00	$3,240.00
SkillSoniq	abc test - 9.11.18 (part 1)	Sep 10, 2018	Sep 16, 2018	$1,800.00	$1,620.00
SkillSoniq	abc test - 10.11.18 (part 5)	Oct 08, 2018	Oct 14, 2018	$192.00	$192.00
SkillSoniq	abc test - 10.11.18 (part 5)	Oct 15, 2018	Oct 21, 2018	$0.00	$0.00
SkillSoniq	abc test - 10.11.18 (part 5)	Oct 22, 2018	Oct 28, 2018	$4,800.00	$3,840.00
SkillSoniq	abc test - 10.11.18 (part 5)	Oct 29, 2018	Nov 04, 2018	$0.00	$0.00

Convenience powered by Sophisticated Technology

The convenience of the SkillSoniq platform is matched by the equally complex data pipelines and algorithms in the back end.

Our technology is backed by powerful algorithms, including **Natural Language Processing, Backward Propagation, Deep Learning and Machine Learning,** with the sole objective of enabling companies to hire talent within 1 business day. Our matching algorithms will get better at predicting matches, as more companies make interview and project decisions on the platform, and as more freelancers sign up on our platform.

We believe that in 2020, we will begin to display **strong Network Effects** that will create a huge barrier to entry for competitors to replicate our services quickly. These effects will begin to surface as we utilize a training corpus we have setup to intake data from all of the activities happening on SkillSoniq, before, during and after a project. The data fed into our training corpus will help us identify strong hiring patterns and significantly improve our prediction power. This will **drive our demand flywheel**, and cause more companies to sign up on SkillSoniq. As more companies sign up, more qualified freelancers will automatically apply on the platform, which will, in turn, enable more companies to sign up.

We envision **5 use cases for Machine Learning and AI on our platform, and that we believe will drive strong Network effects** on SkillSoniq:

1. Companies currently interview and/or decline candidates and specify reasons for doing so - All of this data is routed into our training engine, which is used to deploy newer, more enhanced predictive models on our platform. As companies make more interview and project decisions on the platform, our algorithms will analyze this behavior and will start using this learning to **predict better freelance matches for similar companies** and for similar projects

2. Our training engine is setup in a way that as it gets bigger, we will use it to **predict** which freelancers should be **automatically approved or declined** on our platform right when they apply to get projects on SkillSoniq. Our technology will automatically take inputs such as the quality of an application, time of the year, active projects, predicted demand and existing supply to automatically approve/decline new profiles in a way that the freelancers who are approved start receiving interview offers the next day. This will ensure **high liquidity on our platform**, and job seekers will begin to see the value in getting approved on SkillSoniq

3. Since we get data on which roles companies are hiring for, what skills are the most popular, how many freelancers are being hired and in what order, we will begin to use this data to **recommend new hires to companies** that hire just 1 freelancer through our platform. This will make it very easy for companies to start building a team of relevant talent, based on the hiring patterns of their competitors or successful companies in their space

4. As more freelancers are deployed on projects, they will provide feedback to SkillSoniq on their project experience. For example, they will tell us about their commute to work, experience on day 1, the culture at the client site, feedback on their reporting manager, what skills they are gaining, and how much they like the project. All of this data will be used to **classify the freelancers as a "personality type"** and be used to predict projects that make a great fit

5. SkillSoniq gets a ton of data on how many hours freelancers are working, where they are working and what they do on a weekly basis. As we scale, this data will be used to **send them similar project offers during their idle time**, to bump up their utilization. For example, if a freelancer commutes from Brooklyn to Midtown Manhattan to work on projects on Monday, Wednesday and Friday, SkillSoniq will automatically send them offers for projects on Tuesday and Thursday to ensure they are utilized during the work week and make more money

We spent most of 2016, 2017 and 2018 painstakingly researching our business idea, building multiple versions of our product, scaling up a database of freelancers, and testing our offerings in the market to find the right set of customers. In 2019, we believe our efforts in the prior 3 years have paid off and since market launch in Q1 2019, we are **doubling Annualized Gross Revenue** (or Annualized Payments) every quarter!

2019 has been a huge success for us in validating our product and business model and in re-inforcing our belief in our mission to provide talent to companies when and where they want, at highly affordable rates. 2019 has also set us up to leverage our insights and learnings from the market to grow rapidly in 2020 and beyond. Our **Gross Revenues in 2019 stand at $330,000+** at a run rate of **$50,000/month**, and we are earning Net Revenues at a run rate of roughly **$5,000/month**. We have also witnessed a **high net profit margin of 30%** (as a % of Net Revenue). All this in just the first year of market launch in 2019, and by spending negligible money on marketing!



Gross Revenues / Payments
Tremendous
Growth in 2019

	$-	$5,882	$335,000
	2017	2018	2019 YTD

Our hundreds of clients and thousands of freelancers obsess over our product, have given us great reviews, and are using our product repeatedly, which provides great validation for our product!

 **Jonathan Faulhaber**
 1 review

★★★★★   Jun 28, 2019

Skillsoniq is AWESOME!

"We have had an amazing experience with SkillSoniq that has resulted in hiring several freelancers who are now helping us with our creative, marketing, and operations initiatives. SkillSoniq's product and service is almost too good to be true – Their interface is super-easy , and we were able to hire people of our liking in New York within days of posting projects. We have already used their service to hire 4 skilled freelancers, and intend to hire several more as we expand to further supplement our teams. For a fast- growing company like ours, we do not have the time to hire someone full-time only to realize they are not the right fit – hence, we love SkillSoniq which offers the flexibility of hiring skilled freelancers locally, and gives us the option to hire freelancers full-time on our payroll if we love the experience of working with them. An absolute perfect win-win for us. I would highly recommend Skillsoniq to any fast-moving competitive company"

👍 Useful   ⤋ Share   🏳

 **Susan Ferugio**
 1 review

★★★★★   Jun 29, 2019

Great experience.

SkillSoniq is great at matching companies with candidates. As a freelancer I appreciate the fact that SkillSoniq is presenting me with opportunities where the company has a well defined need. Saves a ton of time with pitching new clients.

👍 Useful   ⤋ Share   🏳



Kurt Hope

✎ 1 review

★★★★★ Jun 20, 2019

SkillSoniq was a delight to use versus...

SkillSoniq was a delight to use versus other job portals where you endlessly apply and never hear back. I submitted a profile and started receiving interview offers from fast growing startups in New York within days! Highly recommended!

👍 Useful ⤳ Share ⚑



Levita Pickett

✎ 1 review

★★★★★ May 12, 2019

SkillSoniq is very resourceful and will...

SkillSoniq is very resourceful and will help you land a position expeditiously. Even after landing a position, they're still hunting for more positions to maximize your income. I couldn't be more happier.

👍 Useful ⤳ Share ⚑

> **Reply from SkillSoniq** Jun 13, 2019
>
> Thanks Levita!

$600,000+ in Annualized Payments

100%+ Q-o-Q Growth!



$600,000

$300,000

$64,000

Q1 2019   Q2 2019   Q3 2019

6,000+ Freelancers

50+ skills
Part-time +
full-time

Hundreds of Clients

Repeat Clients
Excellent Reviews







Attractive Unit Economics and Go To Market Strategy

We currently spend ~$375 to win one customer, from whom we earn at least $1,500 in Net Revenue ("Lifetime Value or LTV"). This makes our LTV/CAC ratio 4x, which is extremely attractive. This ratio gives us room to invest heavily in our proven sales channels, and maintain an average LTV/CAC ratio at around 3x.

Below are the details of our LTV and CAC metrics:



Through market feedback, we realized that our sweet spot of customers right now are companies with a headcount of less than 200 employees. These are companies that cannot afford to waste time on Job Portals, cannot afford staffing agencies, and want the convenience of working with contractors in their office, with the option to convert them full-time. We are currently focused on winning in this segment of the market and will slowly scale our services to medium sized and enterprise clients.

We currently **acquire customers through 4 major channels**, and plan to double down on these sales channels to accelerate our growth in 2020. 2 of the 4 sales channels have been successfully tested, and we believe we are developing a solid, scalable playbook to grow in 2020 and beyond:

1. Partnership with Coworking spaces and Sales Conferences - Most of our target set of companies operate out of co-working spaces. We have partnered with all the 50+ WeWork locations in NY, along with other major coworking spaces like Serendipity Labs, The Yard, Bond Collective, Joynture and many more. With the help of positive market feedback, we have been able to conduct 120+ coworking space events and continue to organize at least 10 coworking events every month. During such events, we educate potential clients on SkillSoniq, do real-time demos, and hand out marketing material. We then follow-up with leads to convert them into paid customers. We have also found certain tech conferences in New York to be a great way to meet potential customers. Coworking space and tech conferences have not cost us much and have given us a healthy conversion rate of ~5%, which means for every 100 companies we speak to at these events, 1 company ends up using SkillSoniq. We launched in the market with this sales channel to have a direct interaction with potential customers, get intimate market feedback on SkillSoniq, and close on a higher percentage of qualified leads. We understand that while this channel has a high conversion, is "high touch" and cheap, it is not scalable. Hence, we opened up a second sales channel more recently (Email Marketing), through which we have seen success at a small scale, and that is much easier to scale.

2. Highly targeted Email marketing campaigns - We built an in-house tool to gather qualified leads on people who are actively hiring in and around New York, and run highly targeted email marketing drip campaigns to educate target customers about SkillSoniq, and encourage them to go through our sales funnel. We started this sales channel in September 2019, and have sent out ~8,000 marketing emails since then. We have seen the below conversion rates from the emails we have sent so far:

a. 0.5% - 1% conversion from emails into a demo

b. 15% conversion from a demo to a paid customer

c. 0.07% - 0.1% overall conversion rate (c = a x b)

This means for every 1,500 emails, we get a paid customer. We believe this is an attractive conversion rate, and that we can win at least 10 unique customers every month by doubling down on this sales channel and sending 10,000+ targeted drip campaigns every month.

3. Channel Partnerships - Since the global workforce is seeing a shift towards freelancing, we are seeing a ton of companies provide B2B services to companies that hire freelancers. These include Payroll companies, Freelance Insurance providers (Ex: Trupo), Freelance Payment Providers and many more. We are currently exploring ways to club our services with these freelance services and strike creative revenue share partnerships with more established companies. This will allow us to automatically sell to customers serviced by our partners. While the sales cycle may be long for this sales channel, we believe we can seal major partnerships with bigger clients through this sales channel. Since our Gross Margins (on Net Revenue) are north of 40%, we can afford to strike revenue share partnerships and still maintain a healthy Gross and Net Profit margin

4. SEO and PPC Campaigns - While the above 3 sales channels will drive growth for us in 2020 and beyond, we believe we can build a solid stream of sales leads through digital marketing, more specifically through a smart SEO strategy and through paid search campaigns. We have identified a list of 20 keywords that are relevant to our business and to the volume of searches on Google, and are investing heavily in content to bump up our rankings on Google. We believe that over the next 12 months, we will begin to get inbound leads organically through this channel, which will supplement the leads we generate through the above 3 sales channels. Sometime in 2020, we will also begin to run test campaigns through paid ad channels like Google Ads, Facebook Ads, Instagram Ads and LinkedIn Ads. We do not currently invest in these channels as they are expensive for us.

Our goal is to invest in the above 4 sales channels in 2020 to win in New York, and then in 2021, replicate this strategy to enter other freelance heavy cities like Washington DC, Chicago, San Francisco, Los Angeles, Denver, Houston and Austin

Business Model

We currently make money in 2 ways:

1. We charge freelancers a **10% commission** on every dollar paid by the client to the freelancer

2. We charge clients a **10% Buyout fee** every time they flip a freelancer to their payroll

3. In the future, we will charge higher commissions to freelancers to access premium features on the platform

4. In the future, we will charge clients to access premium features on the platform

Addressable Market Size, Growth and Competition

Our addressable market for skilled freelancers is estimated at a whopping **$25 Billion in net revenue** per year and is growing at 20% a year! New York, in which we operate, represents the largest market for skilled freelancers at $3 Billion in net revenue per year.

Today, **1 in 3 workers** in the US freelance

6M are Skilled freelancers

By 2027, **1 in 2 workers** will freelance

$25B Addressable Market - US

20% Growth

NY – Largest Market ($3B)

#12
#20
#13
#9
#3
#17
#21
#1
#10
#4
#6
#16
#22
#24
#2
#19
#15
#7
#8
#14
#11
#25
#18
#23

#13 *Represents Freelance Heavy Cities in the US*

Source: Fiverr "The Economic Impact Of The Freelance Economy" Report from June 2019

New York: Top City for Skilled Freelancing
($3B Market)

RANKED BY	Population
#1 New York City	
#2 Los Angeles	
#3 Chicago	
#4 Washington, D.C.	
#5 Miami	
#6 San Francisco	
#7 Dallas	
#8 Atlanta	
#9 Boston	
#10 Philadelphia	
#11 Houston	
#12 Seattle	
#13 Minneapolis	
#14 San Diego	
#15 Phoenix	
#16 Denver	

Source: Fiverr "The Economic Impact Of The Freelance Economy" Report from June 2019

SkillSoniq is currently operational in New York and New Jersey, and is well positioned to capture the New York market for skilled freelancers using our sales playbook. Towards the end of 2020, we plan to replicate our playbook in other "freelance heavy" cities and countries.

We believe job portals cannot replicate our model since they are resume driven and not personalized to the job seeker and employers. We also believe that freelance sites like Upwork, Fiverr and Freelancer.com have a different mission of connecting companies with "remote" talent that is cheap and low quality. This positions us to serve an unmet need for local freelance talent, and will allow us to grow till the point "Network effects" kick into our platform and will make "switching cost" for freelancers and companies extremely high.

We address an untapped market need


Slow, Inconvenient, Expensive
Slow
Slow and Expensive
Job Portals
ZipRecruiter
indeed
MONSTER
Linked in
Dice
Staffing Agencies
Robert Half
Aerotek
randstad
Adecco
KELLY
Remote
Local
Freelance portals
upwork
fiverr
freelancer
SkillSoniq
Affordable, but Inconvenient
Quick
Quick, Convenient, Affordable

	Focus on Contract to hire	Focus on Flexible Talent	Focus on Local Talent	Affordable Talent	Instant Hiring	Continuous Personalization
SkillSoniq	✓	✓	✓	✓	✓	✓
upwork, fiverr, freelancer	✗	✓	✗	✓	✓	✗
HIRED, CATALANT	✗	✗	✓	✗	✗	✗
Robert Half, randstad, Aerotek	✗	✗	✓	✗	✗	✗
ZipRecruiter, indeed, MONSTER	✗	✗	✓	✗	✗	✗

Funding needs

We are currently bootstrapped and believe we are half way there in terms of a product-market fit, with repeat clients and great feedback from both clients and freelancers.

We are looking to raise angel funds to invest in our team, product and marketing, so that we can **lead in the New York market** by the end of 2020, and set ourselves up to replicate our sales playbook in other "freelance heavy" cities and countries 2021 onwards.

Expansion Plan – Freelance Heavy Cities/Countries



More specifically, we plan to:

1. Invest in hiring a **full-time sales person** who will enhance our strategy of bringing in clients, and help us win small, medium and enterprise clients in New York

2. Convert our core team members across Tech, Data Science and Marketing from **part-time to full-time** to accelerate our top line, and product development

3. Invest in our product to **expedite the release of 25+ product features** that customers have demanded on the platform. A few examples being multi-user ability, messaging, ability to filter matches, ability to download data, faster processing of matches, a better payment platform and calendar integration.

4. Invest in **enhancing our matching algorithms** to automatically pre-screen freelancers, reduce the time to fill to 1 business day and predict future hires for clients

5. Invest in **content writing, search ads and social media marketing** to bring in more users and customers

6. Invest further in highly targeted email marketing campaigns to **scale up our customer acquisition process**

7. Invest in **customer support and operations** to manage the intake of freelancers, provide excellent customer support and setup an operations team

We plan to do a second fund raise (priced round) towards the end of 2020 to fuel our growth in freelance heavy cities in and outside of New York.

Core Team - Determined to Win

This is a great opportunity for you to invest in a company that is led by an extremely smart (yet modest) and experienced team, that has felt the pain of hiring and applying for jobs, and are determined to transform the way talent is hired. Our team has a **combined experience of 35+ Years**.

Abby (Founder, 3x Entrepreneur and Proven Leader)



Abby leads from the front, has 12+ years of professional experience, graduated top of his class with a BBA and MBA from University of Michigan Ross School of Business and Indian School of Business respectively, is a Chartered Financial Analyst, and has been an entrepreneur three times, since the age of 19. His first experience as an entrepreneur was when he was 19, to sell paint jobs to homeowners in the not so affluent neighborhoods of Detroit. As an immigrant who had just landed in the US to pursue undergraduate studies, Abby learnt the true meaning of persistence during this experience, when he knocked on doors of homeowners, and sold and executed paint jobs over the summer of 2004. His second venture was a non-tech traditional venture in the training space in India, which grew to 12 cities, had 10,000+ customers and was largely profitable. He had to shut it down as the traditional training space was killed by online training. SkillSoniq is Abby's third venture and over the last 12+ years, he has gained massive experience working for Fortune 500 companies like Merrill Lynch and GE across Finance, Operations, and Consulting, managing large teams. Abby brings to the team a well rounded professional experience, as well as that determination to never give up. He is an eternal optimist and believes that the freelance recruitment space is ripe for disruption.

Brian (Tech Lead and Tech Genius)



Brian joined SkillSoniq early on as a full stack developer and has been instrumental in creating all things tech at this company. Brian is an International Relations Expert from Boston University, who realized a few years back that tech was his true calling. After graduating from tech boot camps like General Assembly and Flatiron School in New York, he became an expert in front end and back end coding languages. Brian is an absolute genius when it comes to understanding user requirements and translating them into product features. He creates web based applications which make data analysis possible through the collection and visualization of content usage across convergent marketplaces, and has been instrumental in rolling out product features at SkillSoniq at trailblazing speeds.

Bogdan (Digital Marketing Lead)



Bogdan joined SkillSoniq as a Digital Marketing Expert, has helped several companies get to the first page on Google for relevant keywords and has 8+ years of experience doing just this! Bogdan grew up in Canada, and is obsessed with how Google Search results work, with content writing, and with figuring out effective PPC Campaigns. Bogdan is motivated by a natural curiosity for how things work, which makes him diligent in gathering competitive intelligence. He is fascinated by market trends and analytics data. He is very tech-savvy and is actively involved in UX/UI design-based strategies as well as the implementation and monitoring of user behaviors and engagement-related activities. He creates cutting-edge user experiences, while working to improve advertising solutions and campaigns through ongoing product development. Bogdan has an ardent interest in fashion, music, art, luxury, culture.

Rick (Sales Lead)



Rick joined SkillSoniq as a sales leader and comes with 12+ years of sales experience. Rick has extensive sales and recruiting experience, helping startups, medium sized and enterprise clients grow primarily by hiring the right people. Rick understands what it takes for companies to grow by hiring the right talent and has been helping SkillSoniq in developing and executing a scalable sales playbook.

Adam (Lead Data Scientist)



Adam is a double Masters and a graduate of University of Pennsylvania. He is an expert in Paleontology and Statistics. In transitioning from Academia into Data Science, Adam attended the The Data Incubator bootcamp. There he was able to apply his statistical training to business oriented, real-world messy data. He designed and completed his own project in predicting the success of Kickstarter campaigns, by scraping the data from 175,000 campaign websites, and testing out a number of different models in order to best predict campaign success. He used both natural language processing and quantitative data about the campaigns, and ultimately had a model with a 60% accuracy rate on the test set, built on balanced training sets. Adam is working on solving exciting Data Science problems @ SkillSoniq using Deep Learning, NLP, Machine Learning and Neural Nets.

Board of Advisors

Curt Olson (Advisor)



Curt is a forward-thinking, innovative, results-driven senior executive with demonstrated expertise in developing and executing strategic vision, driving top and bottom line results, merging business units and consolidating cultures, building cohesive executive teams, and aligning organization with strategic vision. Established capabilities in team leadership and talent development, sales force and customer management, and IT development and implementation. Adept at reorganizing large sales forces, driving a culture of compliance, reducing expenses, and improving profitability. Proven track record of driving transformational change, and delivering top-line and bottom-line results. Curt has been the CEO of Billion Dollar Companies such as AIG Benefit Solutions, ING Life Korea, and ING Employee Benefits.

Don Burton (Advisor)



Don has had an interesting career at the cutting edge of education innovation and technology-- primarily launching, scaling, and exiting companies as well as a thought leader on the topic of the Future of Education. As a strategic advisor, Don worked with McKinsey & Co consulting on strategies to launch interactive media business units and how to create open innovation within large corporates such as Apple, IBM, Sony, AT&T, Time Warner Cable, Cox Cable, Viacom and Disney and with Goldman Sachs advising on exits and acquisitions. As an Intrapreneur, he has built education startups within large companies such as Walt Disney Company and Kaplan. As an Entrepreneur, he has built multiple edtech startups on his own as a founder with a major exit to Kaplan/Washington Post. He most recently has been a successful edtech investor with a portfolio of more than 30 startups as a seed stage investor. Don was an angel investor before running edtech Startup Accelerator programs with Techstars, and for his own company, graduating 3 cohorts who have raised more than 100 million in financing and have an estimated market cap of more than $400 million. He currently is co-founder and managing partner of LearnStart, a seed stage venture capital fund focused exclusively on learning, education and talent. Don graduated from Harvard Business School and Duke University.

Rishi Kapal (Advisor)



Rishi is a Stanford LEAD Alumni, Author of Kites in a Hurricane, MIASMA and Next Generation Mobile Communications , has extensive experience in scaling early revenue companies in global markets, is a performance and career transition coach, and an academician by choice. He has coached and mentored 100+ candidates at CXO/ middle management and 1000+students as on date.

Thanks for reading our story! Do let us know if you have any questions - We look forward to working with you!

Investor Q&A

COLLAPSE ALL
What does your company do?

We use powerful algorithms to connect companies with skilled, local freelancers within 5 business days, at highly affordable rates.
Where will your company be in 5 years?

In 5 years, we aspire to be the leading marketplace for skilled, local freelancers across all major cities in the US, Canada, UK and India, which represent the biggest markets for skilled freelancers at the moment. In terms of our product vision, companies should be able to hire freelancers in a day with the click of a button or through voice enabled devices like Amazon Echo by simply saying "Alexa, get me a digital marketer", and having a digital marketer pop up in the office the next day

Why did you choose this idea?

2 years back, I worked with workers outside the US, and suffered from major depression because of the lack of trust, security, communication and professionalism I faced when working with remote talent. I could not hire people locally in NY because they were expensive. Hence, we built SkillSoniq to hire "local" talent quickly at affordable rates.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The world's workforce is undergoing a major transformation where everyone wants to be their own boss. This is evident from the rise of freelance marketplaces like Uber and AirBnB. We operate in the "Skilled Freelance" space which "Uber" like companies do not operate in, and which represents a $25B opportunity just in the United States. Today's freelance platforms in this space connect companies with "remote" freelancers outside their city, which presents multiple challenges. We are building a platform that connects companies with "local" freelancers in the same city, with the flexibility to hire them full-time after a "trial" period. Our business aspires to leverage the freelance revolution ongoing in the US and other parts of the world.

How far along are you? What's your biggest obstacle?

We launched sales 9 months ago in New York, which represents the largest market ($3B) for skilled freelancers. We have quickly raked up $600,000+ in annualized payments from clients, many of whom are giving us repeat business. We are bootstrapped and cash flow positive, however we do not have enough funds to invest in our product, team and in digital marketing. We have a sales playbook figured out for New York and need funds to grow more quickly to win in this market by the end of 2020. Once we do that, we will replicate our playbook in other "freelance" heavy cities in the US such as LA, Chicago, Austin, DC, Miami and San Francisco and eventually in "freelance" heavy countries, such as UK, Canada, India, Pakistan and Philippines

Who competes with you? What do you understand that they don't?

UpWork / Fiverr / Freelancer.com - They focus on connecting companies with "remote freelancers" - What they do not understand is that companies face trust, security, timing, communication and other challenges with remote workers and cannot build teams working with remote freelancers. Many of our clients have switched from Upwork to SkillSoniq because of this reason. Job Portals (Dice, Indeed, Monster) - It takes companies 30+ days to hire talent on job portals wasting alot of time and money. SkillSoniq provides flexible talent within 5 days saving companies 70% cost Staffing Agencies - While we are free for customers to use, agencies charge up to 30% commission, which is not affordable. Customers want cheaper, better solutions.

How will you make money?

We are currently making money and are cash flow positive. We have 2 revenue streams: 1. We charge 10% commission from freelancers for every dollar they earn 2. We charge companies a "10% buyout fee" every time they flip a freelancer to their payroll and convert them to a full-time employee 3. While we are the most affordable among our competition, in the future, we will offer "tiered" services to freelancers with more expensive, premium options on the platform

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

1. Our competitors have deep pockets and could quickly replicate our business model by launching new features / products. Our platform is built to intake and process large data points from companies and freelancers to enhance our recommendation engines and personalize our service to both clients and freelancers. This will create a barrier to entry and increase switching costs for both our clients and freelancers. 2. Freelance market is inversely proportional to the employment market for full-time hires. When unemployment falls, freelancers tend to switch to full-time roles. This presents a risk to our supply side - We are working to level the playing field between freelancers and full-time employees to prevent this from happening

What are your short term and long term growth projections?

SkillSoniq is growing at 100% quarter on quarter, and has raked up $600k in annualized payments in just the first year of launch. We plan to grow to $10M in annualized payments by 2020 (200 freelancer placements) and eventually to $500M in annualized payments by 2024. All this, provided our assumptions and growth metrics we have seen hold in the future.

What are your clients loving about you and are they coming back again?

Our clients are loving the fact that they get freelancers within just a few days, and get to work with these skilled freelancers just a few inches from them! They also love the flexibility of being able to offer these freelancers a "full-time" gig after testing them out in person. We are currently placing almost 2x freelancers per client - Many clients are using us repeatedly to hire freelancers across several functions such as tech, design, editing, accounting and so on.

How many shares do I get for my investment?

We are offering investors a position in a SAFE agreement with a certain valuation cap. A SAFE stands for "Simple Agreement for Future Equity" and provides rights to the investor for future equity in the company except without determining a specific price per share at the time of the initial investment. Upon the next institutional capital raise (hopefully by the end of 2020), your SAFE will convert to stock at a discount, with the exact number of shares calculated pro-rata at that time.

What is your exit strategy?

Our vision is to become a leading freelance platform for companies to hire local freelancers when and where they want, at highly affordable rates. In many cases, this would mean companies will be able to hire freelancers within 1 business day. This will make us extremely valuable to other players in the recruitment space, looking to enter the freelance space. With this in mind, we have 2 major exit strategies in mind (neither of these can be guaranteed): 1. Potential sale to an established job portal, Staffing Agency or Remote freelance portal 2. Initial Public Offering (Upwork.com, Fiverr.com and Freelancer.com are 3 major freelance platforms that are public today so there is precedence for this)

How are you able to offer liquidity without being publicly listed?

Once the SAFE (Simple Agreement for Future Equity) converts into stock, shareholders will be allowed to sell their securities in private transactions in accordance with the company's bylaws.

How are you different from Upwork and Fiverr?

SkillSoniq differentiates itself from Upwork, Fiverr and other freelance platforms in 4 major ways: 1. We focus on local freelancers in the same city, in many cases, in the same neighborhood, whereas most of the freelance portals today focus on connecting companies with remote talent 2. Our freelancers are "contract to hire" which means you can offer these freelancers a full-time job at any point after trying them in the office for a month - Its a great way for companies to "try before they buy" someone, thereby building a great team of workers - We have seen that companies do not really know how good a worker is until they start the job, no matter how much you interview them. This is especially so because workers are at their "best behavior" during the interview process. SkillSoniq gives companies a great way to try out workers at minimal cost, and then to either hire them or replace them at 0 cost. Since workers know that they can be replaced quickly, they are compelled to perform well for the company. 3. Our freelancers are screened after they apply on SkillSoniq, and we ensure that our database of freelancers is synced up with our actual and predicted demand. Upwork and Fiverr have no curation on the supply side, which leads to a terrible experience for freelancers since they compete with millions for the same project 4. Most freelance portals today require freelancers to "bid" for projects. We believe this is a flawed way of connecting companies with freelancers, because freelancers often put false bids to get a project, and the most deserving freelancer does not get the project. In the SkillSoniq world, our freelancers are approved on the platform only if there is demand for their skills, and once approved, our technology automatically applies for projects sending them interview and project offers to fill up a freelancer's work week. This provides a great experience for our freelancers, as opposed to other sites where they struggle to get projects.

Why can't a job site simply copy you?

We collect data points in real-time from freelancers and companies before, during and after a project, that give us great insight into the personality type of a freelancer and the hiring preferences of companies. This enables our matching algorithm to get better with time. A website like Indeed has no clue on whom you interview with, how you are doing on the job, whether you like your boss, what skills are you gaining, and how you are performing on the job. Because of this, there is a huge "void" left on websites like Indeed, that fail to personalize their service to both the job seeker and employer. On the supply side, our app constantly monitors where a freelancer works, how much they earn, how many hours they work, what skills they are gaining etc., which will allow us to understand a freelancer's work style and eventually personalize our services to them in more powerful ways. We also get data points on hiring preferences of companies, the order in which they hire, why they decline a freelancer etc., which makes our matching algorithm smarter in terms of predicting a match for a company. This level of personalization on both the supply and demand side will get better with time, and it will become extremely hard for a competitor to copy us quickly. This will allow us to win in this space. We also believe that since we are a marketplace, network effects will kick in at some point next year, when freelancers and companies will sign up with us at a more rapid pace, and switching costs for them will become extremely high.

How do you plan to scale?

We plan to scale in 4 major ways: 1. Highly targeted email campaigns - Since we are free to use for companies, we have received great conversion from outgoing email marketing campaigns to highly targeted leads. We have achieved conversion rates of 0.07% - 0.1% during test campaigns over 3 months, which means we get a paid customer for every 1,500 leads we send emails to. We plan to double down on this strategy to achieve our growth targets. We believe email campaigns alone can get us close to our growth targets in 2020! 2. Coworking space and Tech events - Many of our target customers (companies with less than 200 employees) are at WeWork and other coworking spaces. We have done 20 events a month at these spaces and sign up ~20 customers at each event. We have figured out a hack to get into each and every coworking space in a city pretty much free of charge, so we believe this will be a highly effective marketing channel for us going forward. We also rely on tech conferences to educate companies on SkillSoniq, and pursue leads sourced at such events 3. SEO and Content Optimization - We are in the midst of optimizing content on our website and third party sources so we can get incoming traffic of freelancers and companies. We plan to scale this effort to get to the 1st page on google search results for relevant keyword search strings. This will help us grow organic traffic to our website and convert this traffic into paid customers 4. Channel Partnerships - While the above 3 channels are being worked on, we will soon start researching relevant channel partners with whom we can engage in affiliate marketing programs. Think Payroll companies, Freelance Insurance providers and such. We believe this will boost our sales in a big way, if we are able to hack this channel

How do your unit economics work?

Our LTV / CAC ratio is 4x, which is extremely good! We spend $375 to get one customer, who gives us $1500 in LTV. This allow us to scale our business to get more customers and achieve our growth objectives! Our ideal LTV/CAC ratio is 3x, which gives us room to invest further in customer acquisition channels.

If you're successful, what will the world look like?

In our world in the future, companies will be able to simply speak into voice enable devices like Amazon Echo to hire someone. As easy as saying "Alexa, get me a digital marketer" and have a digital marketer pop up in their office the next day. On the talent side, we aspire to get workers jobs that they truly love, so they never bitch about their jobs. In the "SkillSoniq world," workers will adjust their professional time around their personal time, and have complete freedom to work when they want, on projects and with companies they love.

What is your 1 and 2 year goal?

We are based in New York, which is the largest market for skilled freelancers ($3B market for Net Revenue). Our goal is to dominate in NY in 2020 and establish a solid sales playbook by the end of 2020. 2021 onwards, we aspire to launch in other "freelance heavy" cities like Washington DC, Chicago, Austin, LA and San Francisco.

How will this fundraising ultimately benefit you?

We plan to use funds from this round to dominate the NY market by 2020, and set ourselves up to raise the next round of funding in 2020 to then launch in other "freelance heavy" cities. In particular, we plan to: 1. Hire a full-time, experienced sales person to help us win in NY 2. Convert our tech, data science and digital marketing hires from part-time to full-time 3. Spend money on highly targeted PPC ads and spend a bit more money on email marketing tools like Mailchimp and Mailshake

Why are you and your team the right ones to make SkillSoniq a success?

We are a core team of 5 with 35+ years of relevant experience. We bring to the table exclusive non-overlapping skill-sets. All of us have felt the pain of recruitment options available today, both as a job seeker and recruiter, which binds us together: Abby is the founder of SkillSoniq and 3x entrepreneur and comes with 12+ yrs of professional experience. Brian is a full-stack developer who manages the tech platform. Adam is a Statistician and ML/AI Expert who is working to enhance our matching algorithm and on other ML based use cases. Bogdan is a hardcore digital marketing strategist (hired on the SkillSoniq Platform!) who is helping us figure out our bible of keyword search strings to then optimize our inhouse and 3rd party content. Rick is a sales expert with 12+ experience in staffing and recruitment, someone who understands how companies think about recruitment.

What type of business is SkillSoniq's ideal customer?

We currently cater to smaller companies with less than 200 employees, who cannot afford staffing agencies and find recruitment portals inefficient, and want the convenience of working with a local freelancer, who can convert to a full-time within a few months. We plan to dominate in this space and slowly sell to larger companies, as we scale.

Can I make money from this?

That's the whole point! This offering is vastly different from traditional crowdfunding campaigns on Kickstarter etc, where you donate in exchange for a reward, perk or pre-sale of a product. When you invest in SkillSoniq, you are buying a security in our company. Our job is to make the market value of that security go up!

What does "SkillSoniq" mean, and how did you come up with the name?

"Soniq" is synonymous with "Sonic" which means sound waves. Our vision is to provide "Skilled" talent to companies at the speed of sound. Hence, the name "SkillSoniq".

What is your total addressable market?

Today, 1 in 3 workers in the US freelancers in some capacity. That's ~60 million freelancers in the US. Out of these freelancers, roughly 6 million are "skilled" freelancers, which is our target market. One placement of a freelancer gets us $50k in annualized payments (Annual Gross Revenue) and $5k a year in Net Revenue. Hence, placing all 6 million skilled freelancers will bring us $30 Billion in Net Revenue every year. Hence, we estimate our addressable market to be $25 - $30 Billion in Net Revenue a year just in the US! Fiverr (a large freelance portal for gigs) reports show that this market for skilled freelancers has been growing at 20% a year. Studies by the Freelancer's Union and Upwork have shown that by 2027, more than 50% of the US workforce will be freelancing, which presents huge tailwinds for our business. Internationally also, freelancers have been growing at a rapid pace. Countries like Canada, UK, India, Philippines, Pakistan, Bangladesh, Singapore, all of them have a huge "skilled" freelance population, and present a huge opportunity for SkillSoniq to revolutionize the way companies work with freelancers.

How have your numbers grown since launch?

We launched our sales operations early in 2019 and "Annualized Payments or Annualized Gross Revenues" is something we track very closely. It is calculated by looking at all the payments made by a company in a quarter, and multiplying that number with 4 to "annualize" it. We have been growing at 100% Q-o-Q and 30%+ M-o-M. Below are our Annualized payments for the most recent quarters in 2019: Q1 2019: $64,000 Q2 2019: $300,000 Q3 2019: $600,000

How do you vet freelancers?

All freelancers go through an intense screening process (highlighted below), after which the top 10% are approved on our platform: 1. In-depth analyses of skills: We analyze freelancer skills and how they have used their skills in each of their past experiences. This helps us decide if the skills they claim they have are genuine, and if they will be needed by our clients. 2. Dynamic Demand-Supply matching: Our threshold for approving candidates increases if demand for their skills is low, and decreases if demand for their skills is high. This way, we maintain an active pool of freelancers ready to work on projects when needed. 3. Phone Screening: We also conduct a 15-30 min phone screening, if needed.

How does your matching algorithm work?

We get companies local freelancers within just a few days and in the same city, so companies can hire people they trust. Freelancers go through an intense review process by SkillSoniq after which the top 10% are approved. Our matching algorithm then analyzes 15+ key attributes from both approved freelancers and projects posted, in the form of structured, unstructured data and past feedback provided by companies and freelancers. The data is collected through simple, easy to fill forms and fed into our matching algorithm to get companies the best matches. Our matching algorithm is backed by powerful Machine Learning and AI technologies, and dynamically ranks candidates against one another to find companies the best match. Our algorithms also get smarter with every interview and hire decision made by clients on SkillSoniq! Our matching algorithms have proven to provide very high conversion rates for clients, reducing the time to fill by as much as 70%, saving companies 70% in hiring cost

How much does SkillSoniq cost?

SkillSoniq is free for companies to post unlimited projects and hire unlimited freelancers, other than a nominal payment processing fee we charge clients on top of what they pay freelancers. This ranges from 1% to 3.5% depending on how we receive payments – We accept payments via ACH Bank Transfer and/or all major credit / debit cards. Please note that we charge a 10% placement fee from freelancers in return for getting them projects. After a month of working with a freelancer, companies have the option to hire the freelancer on their payroll (W2). SkillSoniq charges companies a nominal buyout fee for this service.

Where do you source freelancers?

We value highly skilled candidates or candidates who are willing to learn to get a job of their dreams. We attract candidates through a combination of word-of-mouth, paid and viral marketing. We also have strategic partnerships with top business and engineering schools, coding schools and coworking spaces such as Dartmouth University, Cornell University, App Academy, Launch Academy, and WeWork.

How do you prevent companies from working with freelancers outside of SkillSoniq?

All project offers have to be made on our platform, so that freelancers check-in to the client's office, complete timesheets and are paid by SkillSoniq on time. If SkillSoniq finds that clients have hired freelancers outside of our platform without our written consent, we will charge them $5,000 and 10% of the amounts payable to freelancers for the first 12 months of such engagement or employment. The Client and the freelancer will also be prohibited from using the services of SkillSoniq in the future. We have built SkillSoniq in a way that the platform learns about a company's hiring preferences and Freelancer's project preferences as we scale, and personalizes our services to them. Hence, it will become very hard for companies and freelancers to do business outside of our platform and they will see no benefit from it. Our platform also helps freelancers and clients to keep track of hours worked, work done and reduce risk of delayed payments, all of which they lose if they work outside of SkillSoniq.

How do you prevent freelancers from getting a full-time job?

We are trying to level the playing field between freelancers and full-time employees through the below, which will prevent freelancers from leaving the SkillSoniq platform to get a full-time job through other means: 1. We offer affordable accident, dental, vision insurance benefits to freelancers 2. We make bonus payouts to freelancers based on feedback they get from clients 3. We offer high liquidity on our platform, so that freelancers are utilized 100% during a work week, with a single or multiple clients, thereby making more money 4. All our projects are "contract to hire", so freelancers prefer to do projects on SkillSoniq, with the hope of getting a full-time gig with one of their clients on SkillSoniq

Do you conduct background check on freelancers?

Yes, every freelancer on SkillSoniq goes through a comprehensive criminal, social security and sex offender check, before they are placed on a project. We refresh background checks on active freelancers every year.

How are you able to source freelancers at affordable rates?

We are able to provide companies with quality freelancers at highly affordable rates in their office, so they do not have to worry about outsourcing their tasks/roles. Freelancers prefer to charge lower rates on SkillSoniq because of the following reasons: 1. Candidates have recently switched industries and domains, hence are looking to start at low pay rates. 2. Candidates are looking to get paid a low rate to be able to get a foot in the door, and hopefully be offered a full-time gig by one of their clients! 3. Candidates are looking for supplemental part-time gigs to make more money and gain relevant experience, hence keep their pay rates low 4. SkillSoniq's algorithms keep freelancers highly utilized throughout the work week, so they can clock in more hours and reduce their pay rates for clients.

How do payments work on SkillSoniq?

Companies pay SkillSoniq every week based on the number of hours worked by their freelancers from Monday through Sunday of the previous week. We provide a consolidated invoice for all the freelancers a company has hired on SkillSoniq, so that they can pay just one entity, as opposed to paying several workers individually. Once we receive payment from the company, we will retain 10% commission and pass on the rest to their freelancers. Companies pay SkillSoniq via an ACH Bank Transfer and/or all major credit / debit cards.

How long does it take a company to hire someone on SkillSoniq?

As long as the recruiter's schedule lines up with the freelancers they are interviewing, on average, it takes 5-7 business days for a company to get started with a freelancer from the time a project is posted on our platform. This saves companies 60%+ in hiring cost. Our vision is to reduce this time to fill to "1 business day" which we believe will truly be magical!

What skills do your freelancers come with?

We offer freelancers in 3 broad buckets required by any company, who possess 50+ skills and have experience across 12+ industries: 1. Tech roles: These comprise of Developers, UI/UX Designers, Technical and Non-technical Product Managers, Business Analysts, Project Managers and many more who will help you build your products and services. 2. Marketing roles: These comprise of social media marketers, content writers, proofreaders, sales professionals, customer service reps, growth hackers and many more who will help you expand your business. 3. Other roles: These comprise of Big Data Analysts, Machine Learning and Artificial Intelligence Experts, Blockchain Specialists, Operations Specialists, Financial Analysts, Accounting book-keepers, Admin/Exec Assistants, Call Center Agents and many more.

Why the emphasis on "Local" Freelancers?

We have seen that working with remote workers outside your city or country does not work and is not sustainable for building a team. So much so that in most cases, you do not really know who the real person is. Working with people a few inches away from them gives teams a deep level of comfort and helps to build great team dynamics. Today, companies that hire remote workers do it to save cost, but they compromise on quality as well. For ex - A company in New York may want to work with people sitting in India, Pakistan, Bangladesh to save costs. They often compromise on the quality of work and eventually end up paying more. SkillSoniq hedges this risk by providing local "contract to hire" freelancers in New York at the same rate as someone sitting outside the US, and at high quality. This removes the cost barrier for companies and makes it easier for them to hire local talent.

How is your traction in 2019?

We spent most of 2016, 2017 and 2018 painstakingly researching our business idea, building multiple versions of our product, scaling up a database of freelancers, and testing our offerings in the market to find the right set of customers. In 2019, we believe our efforts in the prior 3 years have paid off and since market launch in Q1 2019, we are doubling Annualized Gross Revenue (or Annualized Payments) every quarter! 2019 has been a huge success for us in validating our product and business model and in re-inforcing our belief in our mission to provide talent to companies when and where they want, at highly affordable rates. 2019 has also set us up to leverage our insights and learnings from the market to grow rapidly in 2020 and beyond. Our Gross Revenues in 2019 stand at $330,000+ at a run rate of $50,000/month, and we are earning Net Revenues at a run rate of roughly $5,000/month. We have also witnessed a high net profit margin of 30% (as a % of Net Revenue). All this in just the first year of market launch in 2019, and by spending negligible money in marketing! Our hundreds of clients and thousands of freelancers obsess over our product, have given us great reviews, and are using our product repeatedly!

What do you foresee as major Tailwinds for SkillSoniq in the next few years?

1. World Economies are going into recession 2020 onwards. Freelancing is inversely proportional to the economy. This means more companies will be receptive to hiring skilled freelancers in the next few years, as they would not be able to afford hiring full-time employees and training them 2. World's labor force is moving to freelancing in some capacity. According to Upwork and Freelancer's Union, 30% of US workforce freelancers today, and by 2027, at least 50% of US workforce will be freelancing